200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
STEPHEN R. FERRARA stephen.ferrara@dechert.com +617 728 7134 Direct +617 426 6567 Fax

April 20, 2011

Min S. Oh, Esq. Securities and Exchange Commission Division of Investment Management 100 F Street Northeast Washington, D.C. 20549

Re:	Russell Investment Funds (SEC File Nos. 33-18030 and 811-05371) Post Effective Amendment No. 40 to Registration Statement Filed February 10, 2011

Dear Mr. Oh:

Pursuant to your request, this letter responds to certain of the comments you provided in a letter to William G. Allensworth dated March 25, 2011 (the “Comment Letter”) regarding the prospectuses and Statements of Additional Information (“SAIs”) contained in Post-Effective Amendment No. 40 to the Registration Statement for Russell Investment Funds (the “Trust” or the “Registrant”) under the Securities Act of 1933 as filed with the Securities and Exchange Commission (the “Commission”) on February 10, 2011.  Further to your Comment Letter, this letter responds to those comments for which you requested a response in advance of the Registrant’s filing pursuant to Rule 485(b) under the Securities Act of 1933. On behalf of the Registrant, summaries of the comments, and responses thereto, are provided below. I have either responded to your questions and comments or have described how Registrant will address your comments in the prospectuses and SAIs contained in the Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act of 1933.

Response to Comments

The responses to your comments below are numbered according to the order in the Comment Letter. Capitalized terms have the same meaning as defined in the Registration Statement unless otherwise indicated.

GENERAL

1.		Comment:
If the Registrant intends to distribute a summary prospectus, please provide the staff a draft of the rule 498(b)(1)(v) legend you intend to use via an EDGAR correspondence filing.

Moreover, if the Registrant does intend to distribute a summary, please reconcile the placement of Item 6-8 disclosure under “Additional Information” on page 21 with the content requirements of a summary prospectuses as set forth in Rule 498(b)(2).

Response:
The Registrant intends to distribute a summary prospectus.  Accordingly, the following is a draft of the rule 498(b)(1)(v) legend the Registrant intends to use:

Before you invest, you may want to review the Fund's Prospectus, which contains more information about the Fund and its risks. If you invest through Northwestern Mutual, you can find the Fund's Prospectus, Statement of Additional Information (SAI), Annual Report and other information about the Fund online at http://hosted.rightprospectus.com/RIF/.  Otherwise, you can find the Fund’s Prospectus, Statement of Additional Information (SAI), Annual Report and other information about the Fund online at http://hosted.rightprospectus.com/RIF/AllFunds.aspx. You can also get this information at no cost by calling 1-800-290-2604 or by sending an e-mail to: RussellProspectuses@RRD.com. For other information please call 1-800-787-7354. The Fund's Prospectus and SAI, both dated May 1, 2011, as supplemented, and the Fund's most recent shareholder report, dated December 31, 2010, are all incorporated by reference into this Summary Prospectus.

For those Funds for which the Registrant intends to distribute a summary, the Registrant will file such summary prospectus separately under Rule 497(k) under the Securities Act of 1933.  Each of these summaries will comply with the content requirements of a summary prospectus as set forth in Rule 498(b)(2) under the Securities Act of 1933.  The Registrant includes disclosure pursuant to Items 6-8 in one location in the statutory prospectus filed under Rule 485 under the Securities Act of 1933 to avoid investor confusion and unnecessary duplicative content.  The Registrant believes that placing this information, which is applicable to all the Funds in a statutory prospectus, in one location facilitates an investor’s understanding of the disclosure.

2.		Comment:	Please confirm that Registrant will comply with the requirement to file an interactive data file as prescribed by General Instruction C.3.(g) to Form N-1A.

		Response:	The Registrant confirms that it will comply with the requirement to file an interactive data file as prescribed by General Instruction C.3.(g) to Form N-1A.

PROSPECTUS
Unless indicated otherwise, all prospectus comments apply to all Funds and both prospectuses.

6.	Comments regarding Fees and Expenses of the Portfolio section

	a.	Comment:	Please delete the last sentence of the preamble preceding the “Shareholder Fees” table that cross-references to the “Expenses Notes section” as disclosure neither required nor permitted by Form N-1A.

Response:
The Registrant respectfully declines to delete the cross references to the more fulsome disclosure in the statutory prospectus.  While the Registrant recognizes that Form N-1A and its Instructions do not require such references, it believes that the additional disclosure in the statutory prospectus provides shareholders with important information regarding the Funds and that omitting such references may suggest to shareholders that all information relating to a Fund is contained in the summary.

	b.	Comment:
For any Fund that reflects a fee waiver and/or expense reimbursement, please confirm that the waiver will actually reduce the “Total Annual Portfolio Operating Expenses” shown in the applicable fee table (see, e.g., Aggressive Equity Fund on page 4, Non-U.S. Fund on page 10, Core Bond Fund on page 13, and the fund of funds Funds).

If so, please provide a footnote describing the agreement as required by the last sentence of Instruction 3(e) to Item 3.

If not, please delete the line items for the fee waiver and/or expense reimbursement and net annual operating expenses, and revise the preamble for the Example accordingly.

Response:
The Registrant can confirm that fee waiver and/or expense reimbursement information will be included only for those Funds for which such fee waiver and/or expense reimbursement will actually reduce total annual fund operating expenses and, accordingly, the Registrant has included the footnote required by Instruction 3(e) to Item 3 to the Annual Fund Operating Expense tables for those Funds.  The preamble to the expense example has also been revised for such Funds to include the following parenthetical “(taking into account fee waivers/reimbursements in year 1 only).”

Additionally, the Registrant has deleted the line items for the fee waiver and/or expense reimbursement and net annual operating expenses for those Funds where there will be no fee waiver and/or expense reimbursement that will reduce total annual fund operating expenses.  The Registrant believes the preamble in the expense example for those Funds is sufficient to identify the example to both existing and potential investors.  Accordingly, the Registrant has not revised this disclosure for such Funds.

	c.	Comment:
For any Fund that reflects a fee waiver and/or expense reimbursement in its fee table, please confirm that the fee waiver and/or expense reimbursement reflected in the example only lasts for its contractual duration.

Response:
For each Fund that reflects a fee waiver and/or expense reimbursement in its fee table, the Registrant can confirm that the fee waiver and/or expense reimbursement reflected in the example only lasts for its contractual duration.

9.	Comments regarding Risk/Return Summary - Performance section

	a.	Comment:	For the bar chart, please delete all horizontal axis lines except for the “0.00%” return axis line.

Response:
The Registrant respectfully declines to delete all horizontal axis lines except for the 0.00% line.  The Registrant believes that the additional horizontal axis lines contribute to an investor’s understanding of the performance bar chart and that the inclusion of such horizontal axis lines is compliant with Form N-1A.

	b.	Comment:
For any Funds that have changed their benchmarks, e.g., the Global Real Estate Fund on page 10 and the Non-U.S. Fund on page 14, along with the explanation of why the change was made, please also briefly describe the old and new benchmarks in accordance with Instruction 2(c) to Item 4.

Moreover, such disclosure should be added to the narrative preceding the performance table, not as a footnote to the table as such a footnote is neither required nor permitted by Form N-1A.

Response:
The Registrant respectfully declines to make the requested change.  Registrant believes its disclosure is consistent with Instruction 2(c) to Item 4 and provides sufficient information regarding both the newly selected benchmark and the former benchmark for potential and existing investors.

Additionally, the Registrant believes that its placement of the information in a footnote is consistent with Instruction 2(c) to Item 4 and facilitates an investor’s understanding of the Average Annual Total Returns table.

	c.	Comment:
For any Funds that have additional indexes, e.g., the Growth Strategy Fund on page 26 and the Equity Growth Strategy Fund on page 32 of the fund of funds prospectus, please provide additional disclosure about the additional benchmark(s) in accordance with Instruction 2(b) to Item 3.

Moreover, such disclosure should be added to the narrative preceding the performance table, not as a footnote to the table as such footnote is neither required nor permitted by Form N-1A.

Response:
In response to this comment, the Registrant has added the following to the narrative preceding the performance table for those Funds with an additional index:

The Fund is a Fund of Funds that invests in a variety of asset classes. Therefore, no single index provides an appropriate basis for comparison. For reference purposes, the indexes presented in the chart below have characteristics that represent the largest of these asset classes.

	d.	Comment:	For the Conservative Strategy Fund on page 6 of the fund of funds prospectus, please disclose that performance information will be provided in the future.

		Response:	The requested change has been made.

	e.	Comment:
With regard to any international funds that use any MSCI index as a benchmark, please use the gross version of the index as opposed to the net version, e.g., as a primary benchmark for Non-U.S. Fund on page 14 of the non-fund of funds prospectus, and as an additional benchmark for Balanced Strategy Fund on page 19, Growth Strategy Fund on page 26, and Equity Growth Strategy Fund on page 32 of the fund of funds prospectus.  Using a net return reflects a withholding tax not present in the Funds’ returns, which results in an unfair comparison.

Response:
The Registrant respectfully declines to make the requested change. A gross version of an index approximates the maximum possible dividend reinvestment, while a net version of an index approximates the minimum possible dividend reinvestment by approximating the reinvestment of the dividend taxes successfully reclaimed. The Registrant notes that although returns of a net version of an index will be lower than those of the gross version of such index, the net version is more reflective of each Fund’s actual dividend tax reclaim experience.  As such, the Registrant believes that the use of the net version of any MSCI index as either a primary benchmark or an additional benchmark provides investors with an appropriate broad-based index against which to compare a Fund’s returns.

Please call me at (617) 728-7134 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Sincerely,

/s/ Stephen R. Ferrara
Stephen R. Ferrara

cc:           John V. O’Hanlon
                Mary Beth Rhoden